July 13, 2005



Mr. Gary J. Novinskie
Chief Financial Officer
Daleco Resources Corporation
120 North Church Street
West Chester, PA  19380


	Re:	Daleco Resources Corporation
		Form 10-KSB/A for Fiscal Year Ended September 30, 2004
Filed February 3, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
      Response Letter Dated June 30, 2005
		File No. 0-12214


Dear Mr. Novinskie:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.










Form 10-KSB/A for the Fiscal Year Ended September 30, 2004

Financial Statements

1. We note your response to our prior comments five and six. It remains unclear to us why you are unable to determine the fair value of the consideration received or given. It appears from your response that you received 3,000,000 shares of publicly traded stock and it continues to be unclear why the fair value of the consideration received is not determinable. In addition, please explain how you are accounting for the shares you own of Ostara. Please address SFAS 115 in your response. Please contact us to discuss these matters at your earliest convenience.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

cc: 	Mr. C. Warren Trainor


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Mr. Gary J. Novinskie
Daleco Resources Corporation
July 13, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05